RATIO OF EARNINGS TO FIXED CHARGES                                                                                 EXHIBIT  12
( in thousands )                                                       Three months ended                 Nine months ended
                                                                          September 30,                      September 30,
                                                                     1999             1998              1999             1998

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   43,719       $   45,014        $  176,730       $  154,177
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                            12,639           13,039            37,421           39,249

Earnings as defined                                              $   56,358       $   58,053        $  214,151       $  193,426

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $   11,279       $   11,712        $   33,378       $   35,471
Interest capitalized                                                    333              122               342              222
Portion of rental expense representative
     of the interest factor                                           1,360            1,327             4,043            3,778
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                60               60

Fixed charges as defined                                         $   12,992       $   13,181        $   37,823       $   39,531

RATIO OF EARNINGS TO FIXED CHARGES                                     4.34             4.40              5.66             4.89
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